Exhibit 99.1

Bragg Gaming Group Leaps into ‘AI-First’

Future with Golden Whale Partnership

●   Partnership serves as a foundational step in building the Bragg AI Brain

●   Sets new industry standard by deploying advanced predictive machine learning to optimize player engagement

●   Designed to validate and deploy the most accurate predictive models in the market

Toronto, January 6, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading content-driven iGaming technology provider, today announced a strategic partnership with Golden Whale Productions ("Golden Whale"), a recognized leader in iGaming data science.

This collaboration directly supports the Company’s current strategic objectives of utilizing artificial intelligence (“AI”) to drive cost efficiencies and improve operational excellence and marks a major milestone in Bragg’s roadmap to becoming a fully AI-First company by 2027.

As part of the agreement, Bragg will leverage Golden Whale’s advanced machine learning and proprietary AI models, called Foundation, to enhance the predictive intelligence capabilities of the Bragg Player Account Management (PAM) platform.

As a direct benefit of this partnership and a crucial value differentiator in the market, all Bragg's current and future platform customers will have the ability to see the benefits of AI-powered predictive intelligence first hand through a proof of concept - proof of value type engagement.

This will provide the clearest illustration to partners that the system is robust and can meet any demands made - representing a crucial operational advantage which can be leveraged by the Company in its 30+ regulated markets.

Building the Bragg AI Brain

“This partnership serves as a foundational step in the development of what we call the Bragg AI Brain, a data-driven artificial intelligence engine designed to power smarter decisions and intelligent products across the Bragg's Ecosystem,” commented Luka Pataky, Bragg’s Executive VP of AI and Innovation.

By integrating Golden Whale’s specialized modeling, Bragg aims to enrich its Predictive Intelligence Layer, enabling the automation of complex workflows, optimization of player incentives and the delivery of hyper-personalized player experiences.

"Partnering with Golden Whale is a major step forward in our strategy to maximize the value of our player base," said Matevž Mazij, Chief Executive Officer at Bragg. "As we move to reinforce Bragg’s roots and provide long-term business stability, this partnership allows us to further leverage technology efficiencies through the greater proliferation of artificial intelligence. By fuelling the exploitation of AI-led technologies, we are creating opportunities to reduce costs and foster greater improvements to our operational leverage, ensuring excellence across the business."

Data-Driven Operational Excellence

The initiative is designed to validate and deploy the most accurate predictive models in the market. Rigorous testing and data modelling approaches aim to achieve precise forecasting in key metrics, including predicting revenue potential at 30-day, 90-day, and 1-year intervals. Furthermore, the system will identify player departure probability windows at 3-day, 7-day, 14-day, and 30-day markers, allowing for proactive retention strategies. These insights will be integrated into Bragg’s operational platform, empowering marketing and operational teams with real-time, actionable data.

“This will allow for the deployment of automated, personalized and most relevant retention and reactivation campaigns and recommendations, directly addressing the Company's objective to increase proprietary content revenue and expand revenue contribution through optimized partnerships,” added Mr. Mazij.

Golden Whale Productions utilizes AI and machine learning to drive significant growth uplifts based on proven, real-life results. Specifically, their approach has demonstrated a 140% accumulated growth acceleration, representing compound growth achieved within a 12-month period. On a campaign level, the platform delivers a 6% to 20% uplift while simultaneously achieving a 20% reduction in bonus costs. These improvements allow for an immediate return on investment without the need for new tools or workflows.

Eberhard Dürrschmid, CEO of Golden Whale Productions, commented: "We are thrilled to work with Bragg on this ambitious project to set a new industry standard. Our AI-driven tools are designed to solve the most complex challenges in iGaming, and maximizing player retention is paramount for platform sustainability. Our joint commitment to enhance player value ensures we will deploy the most powerful, accurate, and cost-effective predictive models available, setting a new standard in how operators can understand and engage with their players."

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates, and projections as at the date of this press release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "aims," "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "targets," "vision," and similar expressions) are not statements of historical fact and may be forward-looking statements. In this press release, forward-looking statements relate, among other things, to the Company’s strategic vision to become an "AI-First" company by 2027; the expected benefits and outcomes of the partnership with Golden Whale Productions, including the ability to maximize Player Lifetime Value (LTV) and reduce churn; the successful development, integration, and deployment of the "Bragg AI Brain”.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include the risk that the Proof of Concept (POC) with Golden Whale or other AI vendors does not yield the predicted results; technical challenges in unifying data sources or integrating the "Predictive Intelligence Layer" into the existing PAM and RGS ecosystems; regulatory hurdles in new markets, or changes in AI governance and compliance standards; and commercial risks related to the acceptance of AI-driven products by operators and players.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning FuzeTM player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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